INDUSTRIAS CH, S.A. B. DE C.V.

Agustín Melgar No. 23 Apdo. Postal No. 1
C.P. 54030 Tlalnepantla, Edo. de México
Tel: 1165-1000 Fax: 1165-1001

SUPPL

March 3, 2009.

Office of International Corporate Financ[redacted]
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

09045556

RECEIVED
2009 MAR 11 A 6: 54

Industrias CH, S.A.B. de C.V.
Rule 12g3-2-(b) File No. 82-34903

The enclosed results of operations for the fourth quarter 2008 are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Industrias CH, S.A.B. de C.V. (the "Company") pursuant to the exemption fro the Securities Exchange Act of 1934, as amended (the "Act"), afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute and admission for any purpose that the Company is subject to the Act.

PROCESSED
MAR 1 2 2009
THOMSON REUTERS

Very truly yours

Sergio Vigil
Chief Financial officer

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **04** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

BALANCE SHEETS

TO DECEMBER 31 OF 2008 AND 2007

CONSOLIDATED

(Thousand Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	**TOTAL ASSETS**	**35,658,236**	**100**	**28,408,295**	**100**
s02	**CURRENT ASSETS**	**16,314,519**	**46**	**17,888,494**	**63**
s03	CASH AND SHORT-TERM INVESTMENTS	861,018	2	7,517,514	26
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	3,566,429	10	2,734,877	10
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	554,357	2	965,655	3
s06	INVENTORIES	11,079,801	31	6,595,089	23
s07	OTHER CURRENT ASSETS	252,914	1	75,359	0
s08	**LONG-TERM**	**0**	**0**	**0**	**0**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**12,018,455**	**34**	**10,032,022**	**35**
s13	LAND AND BUILDINGS	5,088,484	14	4,177,629	15
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	15,702,008	44	11,706,947	41
s15	OTHER EQUIPMENT	314,481	1	198,275	1
s16	ACCUMULATED DEPRECIATION	9,491,080	27	6,255,773	22
s17	CONSTRUCTION IN PROGRESS	404,562	1	204,944	1
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**7,223,329**	**20**	**384,346**	**1**
s19	**OTHER ASSETS**	**101,933**	**0**	**103,433**	**0**
s20	**TOTAL LIABILITIES**	**9,876,718**	**100**	**6,944,378**	**100**
s21	**CURRENT LIABILITIES**	**5,713,361**	**58**	**3,297,433**	**47**
s22	SUPPLIERS	3,676,118	37	2,301,329	33
s23	BANK LOANS	0	0	0	0
s24	STOCK MARKET LOANS	4,055	0	3,282	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	678,061	7	54,223	1
s26	OTHER CURRENT LIABILITIES WITHOUT COST	1,355,127	14	938,599	14
s27	**LONG-TERM LIABILITIES**	**8,800**	**0**	**0**	**0**
s28	BANK LOANS	8,800	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**81,937**	**1**	**62,697**	**1**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**4,072,620**	**41**	**3,584,248**	**52**
s33	**CONSOLIDATED STOCKHOLDERS EQUITY**	**25,781,518**	**100**	**21,463,917**	**100**
s34	**MINORITY INTEREST**	**4,384,198**	**17**	**3,599,048**	**17**
s35	**MAJORITY INTEREST**	**21,397,320**	**83**	**17,864,869**	**83**
s36	**CONTRIBUTED CAPITAL**	**7,766,461**	**30**	**7,766,318**	**36**
s79	CAPITAL STOCK	6,636,495	26	6,636,495	31
s39	PREMIUM ON ISSUANCE OF SHARES	1,129,966	4	1,129,823	5
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**13,630,859**	**53**	**10,098,551**	**47**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	13,592,336	53	10,400,145	48
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	48,385	0	-292,079	-1
s80	SHARES REPURCHASED	-9,862	0	-9,515	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **04** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousand Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND SHORT-TERM INVESTMENTS**	**861,018**	**100**	**7,517,514**	**100**
s46	CASH	285,865	33	409,966	5
s47	SHORT-TERM INVESTMENTS	575,153	67	7,107,548	95
s07	**OTHER CURRENT ASSETS**	**252,914**	**100**	**75,359**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	252,914	100	75,359	100
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**7,223,329**	**100**	**384,346**	**100**
s48	DEFERRED EXPENSES (NET)	3,530,631	49	332,737	87
s49	GOODWILL	3,690,304	51	36,258	9
s51	OTHER	2,394	0	15,351	4
s19	**OTHER ASSETS**	**101,933**	**100**	**103,433**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	3,446	3	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	98,487	97	103,433	100
s21	**CURRENT LIABILITIES**	**5,713,361**	**100**	**3,297,433**	**100**
s52	FOREIGN CURRENCY LIABILITIES	4,042,304	71	2,560,957	78
s53	MEXICAN PESOS LIABILITIES	1,671,057	29	736,476	22
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**1,355,127**	**100**	**938,599**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	206,393	15	0	0
s89	INTEREST LIABILITIES	5,251	0	3,952	0
s68	PROVISIONS	0	0	16,040	2
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	1,143,483	84	918,607	98
s105	BENEFITS TO EMPLOYEES	0	0	0	0
s27	**LONG-TERM LIABILITIES**	**8,800**	**100**	**0**	**100**
s59	FOREIGN CURRENCY LIABILITIES	8,800	100	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	**DEFERRED LIABILITIES**	**81,937**	**100**	**62,697**	**100**
s65	NEGATIVE GOODWILL	81,937	100	62,697	100
s67	OTHER	0	0	0	0
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**4,072,620**	**100**	**3,584,248**	**100**
s66	DEFERRED TAXES	3,965,950	97	3,512,269	98
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	43,172	1	33,782	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	63,498	2	38,197	1
s79	**CAPITAL STOCK**	**6,636,495**	**100**	**6,636,495**	**100**
s37	CAPITAL STOCK (NOMINAL)	5,098,604	77	5,098,604	77
s38	RESTATEMENT OF CAPITAL STOCK	1,537,891	23	1,537,891	23

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**
INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **04** YEAR: **2008**

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**13,592,336**	**100**	**10,400,145**	**100**
s93	LEGAL RESERVE	464,308	3	464,308	4
s43	RESERVE FOR REPURCHASE OF SHARES	1,101,983	8	1,101,983	11
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	9,427,238	69	7,119,980	68
s45	NET INCOME FOR THE YEAR	2,598,807	19	1,713,874	16
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**48,385**	**100**	**-292,079**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	673,263	-231
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	1,048,210	2166	-79,045	27
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-113,494	-235	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	-886,331	-1832	-886,297	303
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **04** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	10,601,158	14,591,061
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	71	59
s75	EMPLOYEES (*)	2,205	1,527
s76	WORKERS (*)	3,372	3,697
s77	OUTSTANDING SHARES (*)	436,574,580	436,574,580
s78	REPURCHASED SHARES (*)	293,900	270,200
s101	RESTRICTED CASH	0	0
s102	DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **04** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO DECEMBER 31 OF 2008 AND 2007

(Thousand Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**39,282,015**	**100**	**27,487,333**	**100**
r02	COST OF SALES	32,607,195	83	23,322,085	85
r03	**GROSS PROFIT**	**6,674,820**	**17**	**4,165,248**	**15**
r04	GENERAL EXPENSES	2,583,019	7	1,592,295	6
r05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**4,091,801**	**10**	**2,572,953**	**9**
r08	OTHER INCOME AND (EXPENSE), NET	-48,277	0	61,038	0
r06	COMPREHENSIVE FINANCING RESULT	-47,001	0	64,191	0
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**3,996,523**	**10**	**2,698,182**	**10**
r10	INCOME TAXES	915,124	2	633,540	2
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**3,081,399**	**8**	**2,064,642**	**8**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**3,081,399**	**8**	**2,064,642**	**8**
r19	NET INCOME OF MINORITY INTEREST	482,592	1	350,768	1
r20	**NET INCOME OF MAJORITY INTEREST**	**2,598,807**	**7**	**1,713,874**	**6**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

QUARTER: **04** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousand Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**39,282,015**	**100**	**27,487,333**	**100**
r21	DOMESTIC	13,704,932	35	10,285,585	37
r22	FOREIGN	25,577,083	65	17,201,748	63
r23	TRANSLATED INTO DOLLARS (***)	2,295,164	6	1,583,051	6
r08	**OTHER INCOME AND (EXPENSE), NET**	**-48,277**	**100**	**61,038**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	34,723	-72	61,564	101
r34	EMPLOYEES PROFIT SHARING EXPENSES	83,000	-172	360	1
r35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	166	0
r06	**COMPREHENSIVE FINANCING RESULT**	**-47,001**	**100**	**64,191**	**100**
r24	INTEREST EXPENSE	40,850	-87	20,468	32
r42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	150,097	-319	335,419	523
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	-156,248	332	-30,738	-48
r28	RESULT FROM MONETARY POSITION	0	0	-220,022	-343
r10	**INCOME TAXES**	**915,124**	**100**	**633,540**	**100**
r32	INCOME TAX	990,275	108	212,223	33
r33	DEFERRED INCOME TAX	-75,151	-8	421,317	67

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **04** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousand Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	41,246,116	28,861,700
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	39,282,015	27,487,333
r39	OPERATING INCOME (**)	4,091,801	2,572,593
r40	NET INCOME OF MAJORITY INTEREST (**)	2,598,807	1,713,874
r41	NET CONSOLIDATED INCOME (**)	3,081,399	2,064,642
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	966,422	652,429

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **04** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

FROM OCTOBER1 TO DECEMBER 31 OF 2008

(Thousand Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**8,730,411**	**100**	**6,781,381**	**100**
rt02	COST OF SALES	8,017,238	92	6,264,898	92
rt03	**GROSS PROFIT**	**713,173**	**8**	**516,483**	**8**
rt04	GENERAL EXPENSES	1,124,217	13	400,598	6
rt05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**-411,044**	**-5**	**115,885**	**2**
rt08	OTHER INCOME AND (EXPENSE), NET	-102,933	-1	-12,720	0
rt06	COMPREHENSIVE FINANCING RESULT	169,052	2	108,912	2
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**-344,925**	**-4**	**212,077**	**3**
rt10	INCOME TAXES	-335,318	-4	-133,782	-2
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**-9,607**	**0**	**345,859**	**5**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**-9,607**	**0**	**345,859**	**5**
rt19	NET INCOME OF MINORITY INTEREST	62,873	1	2,515	0
rt20	**NET INCOME OF MAJORITY INTEREST**	**-72,480**	**0**	**343,344**	**5**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **04** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousand Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**8,730,411**	**100**	**6,781,381**	**100**
rt21	DOMESTIC	3,362,141	39	2,845,527	42
rt22	FOREIGN	5,368,270	61	3,935,854	58
rt23	TRANSLATED INTO DOLLARS (***)	374,010	4	386,837	6
rt08	**OTHER INCOME AND (EXPENSE), NET**	**-102,933**	**100**	**-12,720**	**100**
rt49	OTHER INCOME AND (EXPENSE), NET	-28,623	28	-13,246	104
rt34	EMPLOYEES PROFIT SHARING EXPENSES	74,310	-72	-360	3
rt35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	-166	1
rt06	**COMPREHENSIVE FINANCING RESULT**	**169,052**	**100**	**108,912**	**100**
rt24	INTEREST EXPENSE	11,601	7	-4,680	-4
rt42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	13,344	8	-71,371	-66
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	167,309	99	35,147	32
rt28	RESULT FROM MONETARY POSITION	0	0	140,456	129
rt10	**INCOME TAXES**	**-335,318**	**100**	**-133,782**	**100**
rt32	INCOME TAX	624,318	-186	-57,927	43
rt33	DEFERRED INCOME TAX	-959,636	286	-75,855	57

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousand Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	452,770	194,772

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **04** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO DECEMBER 31 OF 2008 AND 2007

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	**CONSOLIDATED NET INCOME**	**2,598,807**	**2,064,642**
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	1,373,863	1,083,746
c03	**RESOURCES FROM NET INCOME FOR THE YEAR**	**3,972,670**	**3,148,388**
c04	RESOURCES PROVIDED OR USED IN OPERATION	-2,291,162	-176,544
c05	**RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES**	**1,681,508**	**2,971,844**
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	7,429	-124
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	2,420,726
c08	**RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES**	**7,429**	**2,420,602**
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**-8,345,433**	**-529,455**
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	-6,656,496	4,862,991
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	7,517,514	2,654,523
c12	**CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD**	**861,018**	**7,517,514**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **04** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES**	**1,373,863**	**1,083,746**
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	966,422	652,429
c41	+ (-) OTHER ITEMS	407,441	431,317
c04	**RESOURCES PROVIDED OR USED IN OPERATION**	**-2,291,162**	**-176,544**
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-112,279	-450,107
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	-3,787,349	144,193
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	0	-207,827
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	958,238	299,343
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	650,228	37,854
c06	**RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES**	**7,429**	**-124**
c23	+ BANK FINANCING	8,800	0
c24	+ STOCK MARKET FINANCING	773	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	-124
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	-2,144	0
c07	**RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES**	**0**	**2,420,726**
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	2,420,726
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**-8,345,433**	**-529,455**
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	-8,645,586	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-594,971	-529,849
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	895,124	394

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **04** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

Final Printing

MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

REF F	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	3,996,523	2,698,182
e02	+ (-)ITEMS NOT REQUIRING CASH	0	0
e03	+ (-)ITEMS RELATED TO INVESTING ACTIVITIES	816,325	317,010
e04	+ (-)ITEMS RELATED TO FINANCING ACTIVITIES	40,850	20,468
e05	**CASH FLOW BEFORE INCOME TAX**	4,853,698	3,035,660
e06	CASH FLOWPROVIDED OR USED IN OPERATION	-3,258,971	-388,767
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	1,594,727	2,646,893
	INVESTIMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-9,090,460	-184,203
e09	**FINANCING ACTIVITIES**	-7,495,733	2,462,690
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	839,237	2,400,134
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	-6,656,496	4,862,824
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	7,517,514	2,654,690
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	861,018	7,517,514

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **04** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

Final Printing

DESGLOSE DE MAIN CONCEPTS

(Thousand Pesos) **CONSOLIDATED**

REF F	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
e02	**+ (-)ITEMS NOT REQUIRING CASH**	0	0
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	0	0
e17	+ (-)OTHER UNREALIZED ITEMS	0	0
e03	**+ (-)ITEMS RELATED TO INVESTING ACTIVITIES**	816,325	317,010
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	966,422	652,429
e19	(-) +GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-) +EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	0	0
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	-150,097	-335,419
e24	(-)+ OTHER ITEMS	0	0
e04	**+ (-)ITEMS RELATED TO FINANCING ACTIVITIES**	40,850	20,468
e25	+ACCRUED INTEREST	40,850	20,468
e26	+ (-) OTHER ITEMS	0	0
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-3,258,971	-388,767
e27	+ (-)DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-112,279	-450,107
e28	+ (-)DECREASE (INCREASE) IN INVENTORIES	-3,787,349	144,193
e29	+ (-)DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	188,426	-207,827
e30	+ (-)INCREASE (DECREASE) IN SUPPLIERS	958,238	299,343
e31	+ (-)INCREASE (DECREASE) IN OTHER LIABILITIES	484,268	37,854
e32	+ (-) INCOME TAXES PAID OR RETURNED	-990,275	-212,223
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-9,090,460	-184,203
e33	-PERMANENT INVESTMENT IN SHARES	0	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	-8,645,586	0
e35	-INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-594,971	-529,849
e36	+SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	-INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	-OTHER PERMANENT INVESTMENTS	0	0
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+INTEREST RECEIVED	150,097	335,419
e43	+ (-)DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-)OTHER ITEMS	0	10,227
e10	**NET CASH FROM FINANCING ACTIVITIES**	839,237	2,400,134
e45	+BANK FINANCING	8,800	0
e46	+STOCK MARKET FINANCING	773	-124
e47	+OTHER FINANCING	-22,466	0
e48	(-)BANK FINANCING AMORTIZATION	0	0
e49	(-)STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-)OTHER FINANCING AMORTIZATION	0	0
e51	- (-)INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-)DIVIDENDS PAID	0	0
e53	+PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	-INTEREST EXPENSE	-40,850	-20,468
e56	-REPURCHASE OF SHARES	0	0
e57	+ (-)OTHER ITEMS	892,980	2,420,726

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **04** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

DATA PER SHARE **CONSOLIDATED**

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	7.05		$	3.92	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0		$	0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	7.05		$	3.92	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	49.01		$	40.92	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		0.71	times		1.12	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		4.95	times		11.71	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **04** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

RATIOS **CONSOLIDATED**

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	7.84	%	7.51	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS EQUITY (**)	11.95	%	9.62	%
p03	NET INCOME TO TOTAL ASSETS (**)	8.64	%	7.27	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	0.00	%	-10.66	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.10	times	0.97	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIPMENT (NET) (**)	3.27	times	2.74	times
p08	INVENTORIES TURNOVER (**)	2.94	times	3.54	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	28	days	31	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	4.64	%	0.00	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	27.70	%	24.44	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS EQUITY	0.38	times	0.32	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	41.02	%	36.88	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	0.07	%	0.00	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	100.17	times	125.71	times
p16	NET SALES TO TOTAL LIABILITIES (**)	3.98	times	3.96	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.86	times	5.42	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.92	times	3.42	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.65	times	2.58	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	15.07	%	227.98	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
OPERADORA DE INDUSTRIAS CH, S.A. DE C.V.	COMPRA VENTA, DISTRIB. Y MAQUILA DE TUBO	50	99.99
SERVICIOS CH, S.A. DE C.V.	PRESTACIÓN DE TODA CLASE DE SERVICIOS	1	99.99
ACEROS CH, S.A. DE C.V.	COMERC. EN GRAL. DE TODA CLASE DE ACEROS	50	99.99
CIA. MEXICANA DE PERFILES Y TUBOS, S.A. DE C.V.	FABRICACION DE PERFILES Y TUBULARES	445,000	99.99
INMOBILIARIA PYTSA, S.A. DE C.V.	ARRENDAMIENTO DE BIENES INMUBLES	50,000	99.99
PROCARSA, S.A. DE C.V.	FABRICACIÓN Y EXPORTACIÓN DE TUBERÍA	123,628,404	99.99
INMOBILIARIA PROCARSA, S.A. DE C.V.	ARRENDAMIENTO DE BIENES INMUEBLES	50,000	99.99
TUBERIAS PROCARSA ,S.A DE C.V.	FABRICACIÓN Y EXPORTACIÓN DE TUBERÍA	588,927,239	99.99
OPERADORA PROCARSA, S.A. DE C.V.	COMPRA VENTA, DIST., Y MAQUILA DE TUBO	15,000	99.99
SIDERURGICA DEL GOLFO, S.A. DE C.V.	FABRICACIÓN DE ANGULO Y SOLERA	12,117,550	99.99
SIGOSA ACEROS, S.A DE C.V.	COMPRA VENTA Y DIST DE ANGULO Y ACERO	32,629,700	99.99
SERVICIOS ADMINISTRATIVOS SIGOSA, S.A DE C.V.	PRESTACIÓN DE TODA CLASE DE SERVICIOS	50,000	99.99
PYTSA MONCLOVA, SA DE C.V.	FABRICACIÓN DE TUBOS Y PERFILES	50,000	99.99
GRUPO SIMEC, S.A.B. DE C.V. Y SUBSIDIARIAS.	MANF. Y VENTA DE PROD. SIDERÚRGICOS	474,393,215	75.64
OPERADORA ICH, S.A DE C.V.	FABRICACIÓN DE ACEROS ESPECIALES	45,000	99.99
ADMINISTRACION DE EMPRESAS CH, S.A DE C.V.	PRESTACIÓN DE TODA CLASE DE SERVICIOS	50,000	99.99
PYTSA INDUSTRIAL, S.A DE C.V.	FABRICACION DE PERFILES Y TUBULARES	1,000,000	99.99
ACEROS Y LAMINADOS SIGOSA, S.A DE C.V.	COMPRA VENTA Y DIST. DE ANGULO Y SOLERA	39,579,700	99.99
PYTSA INDSTRIAL DE MÉXICO, S. A. DE C. V.	MATERIALES METALICOS PARA LA CONSTRUCCIÓ	50,000	99.99
ADMINISTRACIÓN Y CONTROL DE LA PRODUCCIÓN, S.A DE	PRESTACIÓN DE TODA CLASE DE SERVICIOS	50,000	99.99
COMERCIALIZADORA PYTSA, S.A DE C.V.	PRESTACIÓN DE TODA CLASE DE SERVICIOS	50,000	99.99
SIM REP CORPORATION	TENEDORA DE ACCIONES	1,000	100.00
HOLDING PROTEL , S.A DE C.V.	TENEDORA DE ACCIONES	90,273,151	100.00
INDUSTRIAL PROCARSA, S.A DE C.V.	FABRICACIÓN Y EXPORTACIÓN DE TUBERÍA	49,857,883	100.00
CIA. SIDERURGICA DEL GOLFO, S.A DE C.V.	COMPRA VENTA Y DIST. DE ANGULO Y SOLERA	23,264,129	100.00
NUEVA PYTSA INDUSTRIAL, S.A . DE C.V.	COMERZIALIZADORA DE LAMINA EN ROLLO	13,318,498	100.00
BASTEK INVESTMENTS, B.V.	TENEDORA DE ACCIONES	200	100.00
COMERCIALIZADORA SIGOSA, S.A. DE C.V.	COMPRA VENTA Y DIST. DE ANGULO Y SOLERA	50,000	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH

QUARTER: 04 YEAR: 2008

INDUSTRIAS CH, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS																
FOREIGN TRADE																
SECURED																
COMMERCIAL BANKS																
GE CAPITAL	NOT		20/05/2010	LIBOR + 0.25								0	8,800	0	0	0
OTHER																
TOTAL BANKS					0	0	0	0	0	0	0	0	8,800	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH

QUARTER: 04 YEAR: 2008

INDUSTRIAS CH, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
MEDIUM TERM	NOT	20/08/1993	15/12/1998	9.33								4,055	0	0	0	0
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL BANKS					0	0	0	0	0	0	0	4,055	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH

QUARTER: 04 YEAR: 2008

INDUSTRIAS CH, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
SUPPLIERS																
DIVERSOS	NOT APPLIED					678,134	0	0	0	0						
DIVERSOS	NOT											136,847	0	0	0	0
DIVERSOS	YES											2,863,137	0	0	0	0
TOTAL SUPPLIERS					0	678,134	0	0	0	0	0	2,999,984	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED					0	0	0	0	0						
	NOT											0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
DIVERSOS	NOT APPLIED					316,862										
DIVERSOS												1,038,265				
TOTAL					0	316,862	0	0	0	0	0	1,038,265	0	0	0	0
TOTAL					0	992,996	0	0	0	0	0	4,042,304	8,800	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **04** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousand Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	**205,168**	**2,777,625**	**1**	**19**	**2,777,644**
LIABILITIES POSITION	**298,722**	**4,043,182**	**586**	**7,923**	**4,051,105**
SHORT-TERM LIABILITIES POSITION	298,072	4,034,382	586	7,923	4,042,305
LONG-TERM LIABILITIES POSITION	650	8,800	0	0	8,800
NET BALANCE	**-93,554**	**-1,265,557**	**-585**	**-7,904**	**-1,273,461**

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**
INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **04** YEAR: **2008**

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousand Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
TOTAL					0

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	

NOTES

DEBT INSTRUMENTS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **04** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PLANTA DE ACERO TLALNEPANTLA	PLANTA PRODUCTORA DE ACEROS	100	0.00
PLANTA DE TUBERIA MONCLOVA	PLANTA PROD DE TUB CON COSTURA	176	53.00
PLANTA DE PERFILES ECATEPEC	PLANTA PROD DE TUB CON COSTURA DE	100	64.00
PLANTA DE LAM MATAMOROS	PLANTA PRODUCTORA DE PERFILES	250	70.00
PLANTA DE ACERO EN GUADALAJARA	PRODUCCION Y VENTA DE PRODUCTOS	480	77.60
PLANTA DE ACERO MEXICALI	PRODUCCION Y VENTA DE PRODUCTOS	250	75.77
PLANTAS ACERO APIZACO-CHOLULA	PRODUCCION Y VENTA DE ACERO	460	82.13
PLANTA DE ACERIA CANTON	PRODUCCION DE BILLET	1,380	64.20
PLANTA DE ACERIA EN LORAIN	PRODUCCION DE BILLET	1,150	76.50
PLANTA LORAIN (LAMINACION)	PRODUCCION Y VENTA DE ACERO	840	71.10
PLANTA LACKAWANNA	PRODUCCION Y VENTA DE ACERO	600	75.40
PLANTA MASSILLION	PRODUCCION Y VENTA DE ACERO	125	74.30
PLANTA GARY	PRODUCCION Y VENTA DE ACERO	70	46.90
PLANTA ONTARIO	PRODUCCION Y VENTA DE ACERO	60	51.10

NOTES

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
CHATARRA, PLANTAS EN USA	DIVERSOS	Importación	NO	10.20
CHATARRA, PLANTAS EN MEXICO	DIVERSOS	Nacional		20.00
LAMINA ROLADA EN CALIENTE	ALTOS HORNOS DE MEXICO, S.A. T	Nacional		4.00
PALANQUILLA	DIVERSOS	Nacional		4.00
COKE, PLANTAS EN USA	IMR METALLURGICAL, DUFERCO	Importación	NO	26.50
PELLETS, PLANTAS EN USA	CLIFF SALES COMPANY, US STEEL	Importación	NO	8.00
FERROALEACIONES, PLANTAS EN US	DIVERSOS	Importación	NO	6.00
FERROALEACIONES, PLANTAS EN ME	DIVERSOS	Nacional		4.00
ELECTRODOS, PLANTAS USA	SGL, CARBON,	Importación	NO	1.10
ELECTRODOS, PLANTAS EN MEXICO	DIVERSOS	Nacional		2.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **04** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
ACEROS ESPECIALES	2	23,710	0.00		FORJA DE MONTERREY
TUBERIA DE ACERO C	58	1,020,510	0.00		TUVAPASA
PERFILES COMERCILAES	163	1,908,244	0.00		GRUPO COLLADO
PERFILES ESTRUCTURA	146	1,607,580	0.00		DIS ACERO IBARRA
CORRUGADO	378	3,638,583	0.00		FORTACERO
SOLERAS	121	1,166,700	0.00		OP DE PROCESO DE ACE
BARRAS MACIZAS	304	3,264,473	0.00		ACEROS LA FAMA
LAMINA ROLADA	24	228,020	0.00		
BILLET	26	210,347	0.00		
MALLA	17	178,614	0.00		
CASTILLOS	6	76,093	0.00		
ALAMBRON	15	155,756	0.00		
OTROS	4	226,302	0.00		
FOREIGN SALES					
	0	25,577,083	0.00		
TOTAL		39,282,015			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **04** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
ACEROS ESPECIALES	2	13,736			KREHER STEEL
TUBERIA DE ACERO	35	754,944			LB FOSTERCO
PERFILES COMERCILAES	46	455,917		.	SIGOSA STEEL
PERFILES ESTRUTURA	40	416,458			
CORRUGADO	89	769,551			
BARRAS MACIZAS	43	496,084			
SOLERAS	23	265,529			
FOREIGN SUBSIDIARIES					
BARRAS EN CALIENTE	944	12,754,052			
BARRAS EN FRIO	131	2,390,303			
SEMITERMINADOS REDON	350	3,991,389			
SEMITERMINADOS OTROS	262	3,269,120			
TOTAL		25,577,083			

NOTES

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
B	0.00000	0	360,507,744	76,066,836	0	436,574,580	3,484,908	1,613,696
TOTAL			360,507,744	76,066,836	0	436,574,580	3,484,908	1,613,696

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 436,574,580

NOTES

R01: DATOS FINANCIEROS PRO FORMA

Los siguientes datos financieros pro forma combinados (no auditados), se basan en estados financieros históricos de la compañía ajustados para dar efecto a la adquisición de Grupo San.

Los ajustes pro forma suponen que la adquisición fue realizada al inicio de 2007 y 2008 y están basados en la información disponible y ciertos supuestos que la administración considera razonables.

Los datos financieros pro forma no pretenden presentar como hubieran resultado las operaciones consolidadas si la adquisición en efecto hubiese ocurrido en esa fecha, ni predecir los resultados de operaciones de la Compañía.

(millones de pesos)
Enero-Diciembre

	2008	2007
Ventas Netas	41,966	32,280
Utilidad marginal	7,263	5,193
Utilidad neta	3,625	2,760

R01:

END